11/18

02060479

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JSC Primorsk Shipping Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 17 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4717 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
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OICF/BY: [signature]

DATE : 12/9/02

PRIMORSK SHIPPING CORPORATION



ANNUAL REPORT
2001
Nakhodka

PRIMORSK SHIPPING CORPORATION



ANNUAL REPORT
2001
Nakhodka

Table of Contents

General Director's Message to Shareholders



On behalf of the Board of Directors of the Directors of the Primorsk Shipping Corporation I would like to extend our sincere gratitude to our shareholders, customers and business associates for their trust and support, and to all members of our staff for their efforts and contribution to the success of our Corporation.

2001 was not a normal year for PRISCO, as it marked the end of the first 30 years of the history of our shipping company. Thirty years have passed since PRISCO was formed as an independent company. This is therefore an excellent chance to review some of our past operational results and to outline our program for the future.

The age of 30 is not that significant for a company, but for the employees who have devoted themselves to the corporation during all these years, it means that they have spent the greater part of their lives as part of the PRISCO family. For many of those who began their professional career with PRISCO several decades ago, younger members of their families have followed in their footsteps and some even have third generation family members already working for the company. This is a good indication of the trust and confidence our employees have in our company's past and future performances.

Our shipping company's history can be divided into the following stages of development:

- The first five years: Development and consolidation of the company
- The next 15 years: Development of the company's fleet and consolidation of our financial strength. The acquisition of the International, Samotlor, Ventspils and Partizansk series of tankers, which saw our fleet grow to in excess of 400,000 deadweight tons.
- The last 10 years: A decade of independent growth, characterized by a change of ownership, the building of a modern fleet and entry into new international markets.

The last 10-year period has been the most difficult in the company's history. On September 24, 1992, the shipping company – PRISCO - was reorganized into a privately owned corporation (JSC) with publicly traded shares, and set about occupying its niche in the world's international tanker markets.

After privatization, the Company undertook a strategic program of building a large-capacity fleet of tankers. To date, 14 vessels have been built, including 3 chemical tankers of more than 46,000dwt, plus a multi-purpose 105,000dwt Aframax tanker, the Primorye. After the addition of the Primorye, the total gross deadweight tonnage of the PRISCO fleet amounted to 823,800 tons.

Our vessels sail the seas and oceans around the world and our ships can be seen in ports on all continents. The total cargo volume handled by our fleet, over the years, is in excess of 200 million tons.

In recent years PRISCO has co-operated with companies from all over South-East Asia, including Japan, China and Korea, as well as Australia, America, Western Europe and Scandinavia. In recent years the PRISCO name has become an internationally known name, recognized as a leading player in the transportation of oil and gas, worldwide.

The year 2001 has proven to be the most successful growth period in the company's history. In 2001, the total annual cargo volume handled by PRISCO's fleet, amounted to 10.4 million tons, 1.3 million tons more than the previous year.

Coastal trade (cabotage) services showed considerable growth of 15% and the share of crude oil transported from the Sakhalin Is. by PRISCO continued to grow steadily, accounting for 18% of the company's total cargo transported - 1.9 million tons in 2001, some 800,000 tons more than in 2000.



The Sakhalin Is cargo base is and will continue to be of primary importance to PRISCO, as this market is capable of increasing the company's share in the transportation of crude oil and petroleum products from this area.

International cross trade, during 2001, increased by 20% and accounted for about 64% of the total volume transported by the company.

With PRISCO aggressively expanding throughout the world markets, the company is becoming one of Russia's true multi-national conglomerates.

Our progress during 2001 shows that the strategies for growth adopted by PRISCO when the company was first privatised, were right for the time and for the company. Our company's policy has been to focus on developing favourable conditions for winning business in the international markets while increasing our presence in the domestic markets. A strategy that has generated positive results, and significantly, achieved without any assistance from State or other Government entities.

"Our choice is safety, stability and success" is a slogan approved by the Board of Directors and one, which conveys the basic principles of our corporate activity.

Environmental and operational safety combined with high standards of customer service have always been and will continue to be of paramount importance within our Company's management policy - key factors in PRISCO's drive to control a larger segment of the liquid bulk transportation markets.

PRISCO offers its customers a full range of transportation services, all of which correspond to the highest international standards. Both our management practices and vessels in our fleet have been certified to be in compliance with the requirements of the International Safety Management (ISM) Code. Our vessels undergo annual surveys by two Classification Societies, namely the Russian Maritime Register of Shipping (MRS) and Det Norske Veritas (DNV). PRISCO's strong commitment to environmental protection is embedded in our core values, policies and procedures and demonstrated daily by our shipboard practices.

PRISCO recognizes that a structured program of enlarging and modernizing its fleet will be instrumental in the future success of the company. In 2001 the corporation finalised discussions with the Croatian shipyard Brodsplit on details of a contract for the construction of two double-hull, Aframax tankers of 108,000dwt each, with plans for several more Aframax tankers in the near future.

The dedication of the company's employees has been the backbone of PRISCO's stable performance. The organization of a highly qualified, solid management team has been finalized in principle, but nevertheless, we continue to work on the consolidation of our staff structure, to enable us to enhance our competitiveness.

The corporation's position as an industry leader and its good financial standing would never have been possible without the support and dedication of our experienced and professional personnel who have focused on the achievement of positive results for the company. In recognition of this valuable trait, the continuous development of corporate spirit among our employees has become an area of primary importance for PRISCO's management team.

The Board of Directors and the Management Board have mapped out the main directions for the company's corporate activities in the future:

- The growth and continuous modernisation of the fleet through a planned newbuilding programme.
- To retain and create more employment for seafarers.
- To raise the level of our employees' skills and to upgrade our fleet, in compliance with international standards and conventions
- To strengthen the company's financial stability
- To show a commitment to the satisfaction of shareholders' interests
- To strengthen the company's management framework

The results of 2001 have demonstrated that the company can successfully cope with its assigned tasks as outlined above. Our team is optimistic about the company's future and fully intends to explore and develop additional growth areas on an on-going basis.

Alexander Kirilichev
General Director


ПМП
PRISCO HISTORY
2001
ANNUAL
REPORT
2001

PRISCO History

In the 30 years since its foundation, our company has passed through several cycles in its development. Today, our fleet is one of the youngest in Russia, with an average age of 14 years.

PRISCO first acquired a good reputation during the Soviet era of centralized economy and during the reforms gained experience operating under extremely tough economic conditions. PRISCO not just managed to survive this difficult transition from a planned to a market economy, but actually managed to grow and prosper under these new conditions.

The company has always put a special emphasis on safe operations, operational excellence, provision of quality service to its customers and well-planned policies regarding its personnel and its social responsibility to the community.

1969-1971: The establishment and development of the Oil Tanker Division

The 1950s-1960s saw a rapid development of the Russian Far East. Until then, the region's natural wealth had not been exploited, due to the region's remoteness from Russia's large industrial centres and lack of a suitable transportation infrastructure.

However, as local towns grew, new ports were constructed as a result of industrial growth. Correspondingly, freight turnover increased and initially, most of the cargoes were moved by the Far Eastern shipping company (FESCO); which by the end of the 60s operated a fleet of 200 vessels including 40 tankers.

The government then made a decision to construct the largest oil handling terminal in the Russian Far East, in the seaport of Nakhodka. In 1969, the Soviet Ministry of Marine issued a decree to establish an Oil Tanker Division in Nakhodka and transferred 43 tankers (totalling 314,900dwt) from FESCO to this new Division.

1972: Reconstitution of the Oil Tanker Division into the Primorsk Shipping Company

On January 1, 1972, the Oil Tanker Division was reconstituted as the Primorsk Shipping Company (PRISCO) and became the 17th shipping company attached to the Soviet Ministry of Marine. At that time, the PRISCO fleet consisted of 46 vessels (totalling 350,900dwt) with more than half being 11,000dwt tankers of the Kazbek series design.

The 70s - 80s: Growth of the fleet's capacity

At that time, PRISCO's main objective was to provide petroleum products to settlements on Russia's eastern seaboard and around the Arctic region. New vessels were added to the company's fleet yearly. Once the Company had acquired the International series tankers, they obtained permission to acquire ice-class vessel newbuildings with strengthened hulls.

By the middle of the 70s, the Company further increased the size of its fleet with 12 vessels of the Samotlor series (17,000dwt), built by the Finnish shipyard Rauma-Repola, significantly increasing the Company's potential for varying types of international and local charters. Alongside petroleum products, the company now began to ship food products and different kinds of oil products. These newly acquired tankers became the first automated tankers totally equipped to be in compliance with the latest requirements of international conventions.

From 1983 onwards, a further five (Ventspils series) 6,269dwt, automated ice-class tankers with strengthened hulls were delivered. By the end of the 80s the PRISCO fleet, under its program of modernization and renewal, stood at 54 tankers, totalling some 499,400dwt.

This period also saw the growth and development of international business within Asia as more and more petroleum products were shipped to and between Asian–Pacific countries.



1992: Re-organization of PRISCO into a joint stock company

In the early 90s, the company's shipping operations were affected by the protracted economic downturn in Russia. Coastal trade (cabotage) dropped significantly and centralized delivery of cargoes for export and to the Russian north was stopped. The renewal of the PRISCO fleet was suspended due to lack of financing.

As a result, the Company needed to find an appropriate development strategy to secure its assets while continuing to develop and grow under the new conditions.

This led, in 1992, to PRISCO becoming the first Joint Stock Company (JSC) within Russia's maritime industry, retaining this unique position until 1998.

1992 - 2001: Independent development

In the first half of the 90s, PRISCO's business underwent a radical re-organization. The company's efforts were focused on opening new international markets and on developing direct relations with foreign clients, without Sovfracht shipbroker's involvement.

A Presidential Decree on the Rebirth of the Russian Fleet, signed by Boris Yeltsin in 1992, cleared the way for PRISCO to start its own newbuilding program. This Presidential Decree was seen as a call to action for all shipping companies not wanting to lose their fleets.

In 1994, PRISCO signed its first credit agreement with the European Bank of Reconstruction and Development (EBRD) and received a loan facility of US$75 million. The first vessel to be built using borrowed funds, without any support from the State, was a 28,840dwt Gemini product tanker. In the period 1994-1997, 5 newbuildings of the 28,000dwt Gemini class were built using finance from foreign banks. These vessels were deployed on long term charters internationally, running between European and North American ports. In 1995, the company made a decision to enter the chemical/food oil transportation markets. Finance was arranged to build three 5,000dwt chemical/food product tankers and delivery of all three vessels was completed in May 1998 – making PRISCO a leading carrier of food and chemical products in South-East Asia. In 1997, the company acquired a larger 8,000dwt chemical tanker, plus a multi-purpose dry cargo ship.

To expand its market capabilities, the company adopted a newbuilding program for some handysize product tankers in the 45,000dwt range. This led to a further 3 chemical tankers – Moscalvo, Monneron and Marchekan – all 46,000dwt tankers, being introduced into the service in 1998.Thereafter, the company looked to building Aframax size (100,000dwt plus) tankers and in July, 2000, the Primorye (105,000dwt) was delivered and became the largest tanker in the Russian far East.

In 2001, PRISCO signed a contract with the Croatian shipyard Brodosplit, to build two additional Aframax tankers of 108,000dwt each.

Involvement in the Sakhalin projects

The dynamics of crude oil shipments from the Sakhalin Shelf ('000 tons)



2000
1800
1600
1400
1200
1000
800
600
400
200
0
376,8
1100
1900
1999
2000
2001



2001
56%
1999
11%
2000
33%

In 1999 the transportation of Sakhalin crude oil was undertaken by ice-class tankers with strengthened hulls. Following-on from a charter for the 46,000dwt tanker Marchekan, to ship oil from the Sakhalin Shelf in 2000, 2001 saw PRISCO win a tender awarded by the Sakhalin Energy Company to ship oil from the Vityaz oil production complex. From May to December, the Aframax Primorye transported some 1 million tonnes as a result of this tender and then began preparations for an experimental arctic voyage to the northern part of Sakhalin Island.

PRISCO group

At present, JSC PRISCO is structured as a corporate group, consisting of a number of wholly owned management shipping companies and subsidiaries, companies in which PRISCO has a significant equity interest and detached unincorporated sub-divisions.

PRISCO has representative offices in Moscow, Vladivostok and Yuzhno-Sakhalinsk; with PRISCO (U.K.) Ltd. being set up in London with a goal to manage relations with European banks-lenders and to take financial control of the offshore subsidiaries.

In order to better meet customers' needs and improve operating efficiencies in South-East Asian trades, Sinchart Shipping Pte.Ltd., wholly-owned by PRISCO, was established in Singapore and later re-named PRISCO (Singapore) Pte.Ltd.

Besides sharpening its focus on its core business (the shipping of liquid bulk cargoes), PRISCO has expanded its operations to include the provision of agency services, rendering technical support to the fleet and shoreside divisions and to the training of ships' crews.

In non-shipping related business, PRISCO has equity interests in the business of wood products manufacturing, stone mining and processing, insurance, printing, banking, medical care and hospitality services, etc.

PRISCO has a long-standing relationship with numerous companies throughout the world and its reputation as a reliable business associate is well known in Russia and abroad.

The company employs 2,659 people, 2,300 of whom are professional, well-trained seafarers with a wealth of experience in navigation under severe ice conditions, such as found in the polar regions and the Russian Far East. PRISCO runs its own training centre in Nakhodka, where seafarers develop new skills, learn English and attend refresher courses.

The company, its fleet and personnel have all been certified to be in compliance with the requirements of the International Safety Management (ISM) Code, by both the Russian Maritime Register of Shipping (MRS) and Det Norske Veritas (DNV).

PRISCO is a member of the Union of Russian Shipowners and the International Association of Independent Tanker Owners (Intertanko).

Company's awards

Strong management standards have resulted in PRISCO's strong financial position today, as well as the company's creditable reputation. Over past years, the company has continued to make good progress and demonstrated its true worth to the markets in Russia and abroad.

For its superior performance in the shipping business, a global team of experts nominated PRISCO for inclusion into the list of The Golden Companies of 1994.

Over the years, the Ministry of Foreign Economic Relations and Trade of the Russian Federation honoured the Primorsk Shipping Company with an award for "Successful economic survival and development in social-economic crisis conditions" and in 1998 for "The Best Russian Exporter".

In 1999, PRISCO was a winner of the competition "The Best Enterprise of Russia in 1999" for having the most efficient marketing strategy.

In 2000, the company was awarded the Grand Prix "For commercial prestige", and the Grand Prix of America "For superior performance in quality and service".

In 2001, PRISCO was honoured with the national "Peter the Great Prize" for efficient social policies and creation of new jobs as well as being awarded the overall winner of the Russian federal competition for "The Enterprise of High Accounting Standards".

In 2001, Alexander Kirilichev, our General Director, was rated among the hundred most influential Russian businessmen and honoured with the title of "The Best Manager of Russia".


2001
ПМП
MANAGEMENT

СОРОСС
UNION OF RUSSIAN SHIPOWNERS

DET NORSKE VERITAS

ISM CODE

BUREAU VERITAS

RUSSIAN MARITIME REGISTER OF SHIPPING

INTERTANKO

ANNUAL REPORT 2001

Management Structure


GENERAL MEETING OF SHAREHOLDERS
BOARD OF DIRECTORS
AUDITING COMMISSION
GENERAL DIRECTOR (one-man executive body)
MANAGEMENT BOARD (Joint Executive body)

General Meeting of Shareholders

The General Meeting of Shareholders is the company's supreme management body. Its terms of reference cover decisions of the most important matters related to the company's management. It appoints the Board of Directors and a supervisory body, namely the Auditing Commission.

As of December 31, 2001, the total number of shareholders was 6,764. The State has no equity interest in PRISCO. 67.9% of shares are owned by foreign shareholders, 20.51% by Russian corporate shareholders and 9.92% by Russian individual shareholders, of which 1.67% is owned by PRISCO management.

Board of Directors

The Board of Directors is a joint management body exercising general control of the company's activities, with the exception of those activities that are within the exclusive terms of reference of the General Meeting of Shareholders.



In 2001, the members of the Board of Directors were:

Chairman of the Board of Directors:
Yuri A. Kolesnichenko - CEO, Nakhodka-Torgmortrans-Service (in the center, front row).

Board Members:
(front row, left to right)
Alexander D. Kirilichev - CEO, Primorsk Shipping Corporation (PRISCO),
Eugeny I. Chizh - CEO, Nakhodka Ship Repair Yard,
(back row, left to right)
Oleg V. Stepanov - General Director, Vyoshki,
Sergei G. Popravko - Senior Vice CEO/ Director - Fleet Department, PRISCO,
Alexander S. Migunov - Executive Director, PRISCO (Singapore) Pte.Ltd.,
Victor V. Malykhin - CEO, Nakhodka-Morsnab.

Throughout the fiscal year, the Board of Directors makes the most important decisions on the on-going management of the company's assets, supervise the performance of all subsidiaries and execute essential managerial tasks.

General Director

(One-Man Executive Body)
Alexander D.Kirilichev
The General Director is appointed for a 5 year period and performs the duties of Chairman of the Management Board, simultaneously with those of the General Director..

Management Board

(Joint Executive Body)
The Management Board's main mission is to co-ordinate the implementation of decisions made by the supreme management bodies, namely the General Meeting of Shareholders and the Board of Directors. Under the guidance of the General Director, the Board executes day-to-day management of the company's operations in the period between the General Meeting of Shareholders and the meetings of the Board of Directors. The Board's decisions are binding upon members and employees of the company's divisions.

In 2001, the Board comprised 7 of the Company's senior managers:
Chairman of the Management Board:
Alexander D. Kirilichev - General Director
Board Members:
Nikolai M. Arkhipkin - Director - Fleet Maintenance Department
Svetlana S. Golomovzaya - Director - Finance Department
Alexander I. Zapisochny - Director - Human Resources Department
Sergei G. Popravko - Senior Deputy General Director / Fleet Department
Vitaly G. Raspopov - Director - Safety & Quality Department
Nikolai A. Yatsenko - Director - Economics & Development Department

By representing the majority of PRISCO's senior managers, the company's higher executive body is capable of executing efficient, hands-on management of the company's assets and to make on-going decisions to manage the company's operations.

Auditing Commission

The Auditing Commission is the company's standing supervisory body established by the General Meeting of Shareholders. It establishes internal financial, operational and legal control over the activities of all of the company's divisions. The commission's findings are the basis for relevant decisions made by the company's management bodies.

In 2001, the Auditing Commission was staffed with the following 5 members:
Chairman of the Auditing Commission:
Antonina V. Shitko - Chief Accountant, Nakhodka-Torgmortrans-Service

Valentina I. Bezobrazova - Deputy Director – Financial Department
Alevtina A. Lesnikova - Accountant, Zaschita insurance company
Nadezhda D. Mushta - Chief Accountant, Nakhodka-Morsnab
Tatyana V. Glubokova - Lawyer, Primorsk Shipping Corporation (PRISCO)

Executive Team

The Primorsk Shipping Company is managed by qualified specialists with broad-based experience in managing companies under tough competition on the international freight services market. Owing to their efforts, the company continues to develop and prosper. Since PRISCO became a Joint Stock Corporation (JSC), the size of the fleet has increased its deadweight tonnage to 823,800 dwt, spread over 46 vessels.



Alexander D. Kirilichev (1950)
General Director

A graduate of the faculty of ship's power units maintenance of the Far Eastern Higher Engineering School (Vladivostok), Mr.Kirilichev joined PRISCO as Chief Engineer in 1987. By 1992, he had assumed the position of the company's Managing Director. In 1990-1991, he graduated from the Academy of the National Economy under the Council of Ministers of the USSR as well as the National Institute of Economy in Japan.

Mr.Kirilichev has been General Director of the Primorsk Shipping Corporation since 1993 and is a member of the PRISCO Board of Directors and Chairman of the Management Board.



Sergei G. Popravko (1961)
Senior Deputy General Director / Director - Fleet Department

Mr Popravko is a graduate of the Far Eastern Higher Engineering School (Vladivostok) and began his maritime career with PRISCO, where he sailed as Third, Second and Chief Mate. In 1993, Mr.Popravko graduated from the World Marine University in Malm_ (Sweden) and became Fleet Director in 1997; and in 1998 became the Fellow of the Institute of Chartered Shipbrokers (London). 2001 saw Mr.Popravko graduate from the Academy of the National Economy under the Government of the Russian Federation and during the same year, he was appointed to his current position of Senior Deputy General Director, as well as Director - Fleet Division. Mr.Popravko is a member of the PRISCO Board of Directors and Management Board.

Nikolai M. Arkhipkin (1950)
Director - Fleet Maintenance Department



In 1972, Mr.Arkhipkin graduated from the Odessa Higher School of Marine Engineering with a license as a Marine Mechanical Engineer and was assigned to work for the Primorsk Shipping Corporation, where he sailed on oil tankers as Fourth, Third and Second Engineer. In 1981, he was promoted to Senior Engineer of PRISCO and in 1988 assumed a shore management position as Engineer - Instructor of coastal technical service. In 1992, Mr.Arkhipkin was seconded to Adriatic Tankers shipping company (Greece) where he held the position of Superintendent, before returning to Nakhodka in 1993, to be appointed Chief Engineer on Shipbuilding. In 2000, he was acting Head of the Technical Department and in 2001 appointed Chief Engineer/ Director - Fleet Maintenance Division.



Vitaly G. Raspopov (1956)
Director - Safety & Quality Department

A graduate of the navigation faculty of the Far Eastern Higher Engineering School (Vladivostok), Mr.Raspopov began his maritime career with PRISCO, and has served as a Captain since 1998. In 1994, he was appointed Captain-Instructor of PRISCO and in 1999, assumed his current position of Director - Safety & Quality Department. He is currently studying at the Academy of the National Economy under the Government of the Russian Federation. Mr.Raspopov is a member of the PRISCO Management Board.



Svetlana S. Golomovzaya (1942)
Director - Finance Department

She is a graduate of the faculty of economics of the Ussuriysk Agricultural Institute. Since joining PRISCO in 1979, Ms.Golomovzaya has held positions as Deputy Chief Accountant and subsequently Chief Accountant for PRISCO. In 1993 she attended advanced management training courses in Germany and was promoted to the position of Director - Finance Department.

Ms.Golomovzaya is a member of the PRISCO Management Board.



Nikolai A. Yatsenko (1947)
Director - Economics & Development Department

Mr.Yatsenko is a graduate of the faculty of navigation and sea transport maintenance of the Far Eastern Higher Engineering School (Vladivostok) and has been working for PRISCO since 1970. In 1989 Mr.Yatsenko was appointed Deputy Chief Financial Officer and attended advanced training courses in the UK in 1991. He was appointed to his current position of Director - Economics & Development Department, in 1993. He is a member of the PRISCO Management Board.



Alexander I. Zapisochny (1952)
Director - Human Resources Department

A graduate of the faculty of navigation of the Far Eastern Higher Engineering School (Vladivostok), Mr.Zapisochny served with PRISCO as Chief Mate and Captain. Between 1993-2000, he held positions of Deputy Director - Human Resources Department and Head of the Personnel Office. Mr.Zapisochny studied personnel management in the U.S.A. and in 2000, assumed his current position as Director - Human Resources Department. Mr.Zapisochny is a member of the PRISCO Management Board.



Alexander N. Gordeyev (1958)
Director - Administrative Department

He is a graduate of the faculty of navigation of the Far Eastern Higher Engineering School (Vladivostok) and began his maritime career in 1981, sailing aboard PRISCO vessels. Mr.Gordeyev has been a captain of ocean navigation since 1990. In 1994, Mr.Gordeyev was appointed Director of the branches of PRISCO's offshore subsidiaries. He has also worked in the capacity of acting Director of Economics & Development Department and as Deputy General Director. In June 2000, he assumed his current position of Director - Administrative Department of PRISCO.



Mikhail V. Frolov (1952)
Director - Social & Life Department

In 1972, Mr. Frolov graduated from the Far Eastern Nautical School with a license as Technician-Marine Mechanical Engineer and studied advanced management training courses in Moscow in 1991. Mr.Frolov joined PRISCO in 1995 and subsequently (1997) became Director of Social & Life Department.




PRISCO



Генеральному директору
«Приморское морское паро
А.Ф. Кириличеву

Уважаемый Ал   п

Союз российских судовладель   рдечно пс   ля   ас
лице весь коллектив ОАО «Пр.   ское мор   па   ст
летием со дня образования парох   а.

За истекшие годы Приморск   н   п   п
становления, заняло достойное место среди российских судоходных компаний, став одной из авторитетнейших компаний в международном морском судоходном бизнесе.

Крайне важную роль ОАО «Приморское морское пароходство» осуществляет в Дальневосточном регионе, участвуя в решении задачи по обеспечению жизнедеятельности районов Крайнего Севера.

Результативность работы Компании определяется высококвалифицированным руководством ее деятельностью и качес... всего коллектива.

... «Приморское морское пароходство», рабо... кого здоровья, благополучия, успехов в реал... морякам - счастливого плавания.

POLICY

ANNUAL REPORT 2001



номинации «за достижения организации социальной работы».

водственное предприятие «Фильтр» и те самые трое ученых, у которых на троих 2 % в уставном капитале.

ледних лет отражались на нашем предприятии. В этих условиях пришлось в буквальном смысле бороться за выживание.

Вопрос качества всегда стоит на первом месте. На предприятии действует система качества, предусматриваю

QUALITY POLICY

THE PRIMORSK SHIPPING CORPORATION is a reliable company aiming to provide stable high standards of performance in all activities.

The Quality Policy of the Corporation is to provide services to the satisfaction of our Customers, and is committed to understanding the requirements, both stated and implied, of our Customers.

The implementation of this policy is ensured by:

1. the establishment of an effective Quality Management System.
2. the provision of highly qualified personnel to all vessels, at all times.
3. the total integration and control of all elements of our operations, through effective and independent management.
4. regular evaluation and analysis of all our activities by all available means.
5. renewal of the fleet, as required, by modern tonnage.

Consistently high standards of performance are expected from all employees of the Company regardless of their positions within the Company.

SAFETY POLICY

Safety and environmental protection is the concern of everyone, bar none!

PRISCO's safety and pollution prevention policy is designed to achieve the general objectives stipulated by the International Safety Management Code and realized through the Safety Management System. The policy ensures safety at sea, life loss prevention and protection of the environment according to international standards leading to the improvement of the vessels' competitiveness on the world transportation market and the realization of PRISCO's intentions and objectives stipulated in the Articles of Association, i.e. deriving profits from cargo transportation.

The commitment to and the priority of safety determines all activities of PRISCO. Based on the above-mentioned factors, the Corporation executes such policies as:

the technical policy - which ensures structural and technical, technological and ecological safety both at sea and during vessel construction;

the personnel policy - which ensures manning of the vessels and the divisions ashore with qualified and competent staff, well-trained and able to ensure safe operations and able to take effective measures in case of any possible emergency;

social policy - which creates the conditions, assumptions and the personnel interest in ensuring safety at sea.

The Corporation assumes commitments and responsibilities imposed by the International Safety Code and ensures safety at sea, human injury and life loss prevention, environmental damage prevention in general and marine environmental damage prevention in particular and the prevention of property damage.

PRISCO observes the International and National standards (rules and regulations) concerning such matters as safety at sea and pollution prevention, and provides stable and reliable bilateral relations of the vessels with the divisions ashore. PRISCO further creates and maintains special systems for the training of personnel ashore and on board the vessels from the point of view of vocational competence and professional development as well as vocational training in accordance with the International Convention for Safety of Life at Sea (SOLAS 74/78) and the International Convention on Standards and Training, Certification and Watchkeeping for Seafarers (STCWS 78/95).

The Corporation allocates sufficient resources and funds for the development of educational training programs. PRISCO maintains constant control over the vessels' safe operations and after approving and clarifying its Safety Policy, the Corporation's top management ensures that its policies are properly interpreted, realized and accepted by all person-nel ashore and on board its vessels.

HEALTH POLICY

The Corporation declares its policy for protecting the health of all sea-going personnel. The Policy is based on provisions of International and National Regulations and Standards and ensures that the best possible efforts will be applied to safeguarding the health and welfare of all fleet employees.

The greatest attention will be given to matters of safe working practices and health-preserving routines. The Personnel Department and Ship Administration will be responsible for arranging and ensuring the best medical care at all times. A Master is entitled to overriding authority when deciding on the urgency of medical assistance being rendered to a sick crew member while at sea.

The medical care of personnel on board a ship includes **medical examinations**, protective and diagnostic treatments, and the arranging of normal labour and recreational conditions in accordance with International and National Regulations and Standard Medical Examination.

Before assignment to a vessel, the Officers and Crew will be examined in the Medical Centre of the Corporation (MCC) as to their fitness for sea-going duties. The periodicity of surveys depends on the type of official duties and age of the ship personnel and is established by the medical centre.

The Medical Certificate (MC) is a standard document to confirm the medical fitness of a seaman for seagoing duties.

No seaman can be employed without a Medical Certificate. The MCC and Personnel Department will monitor records of each Medical Certificate as to their conformity with the actual state of health of each seaman and their validity.

Protection and Diagnostic Treatment.

All ships' personnel are registered with the MCC. The MCC will examine the crews of all ships, providing any required treatment. Examination data will be recorded on personnel medical cards and on each Medical Certificate.

Medical assistance rendered ashore.

Any member of a crew signed off a ship because of sickness or injury is entitled to medical treatment at the owner's expense, during the whole treatment period until the seaman fully recovers his/her ability to work. In case the ability to work is not recovered in full, any compensation due will be fixed after the Medical Board has evaluated the extent of the employees incapacity to work.

Medical assistance rendered on board.

The medical treatment of personnel of a ship at sea will be performed in accordance with International Regulations and Standards. As a rule, the doctor or nominee, who is qualified by virtue of the State Certificate to practise medicine, is responsible for all medications and medical treatment on board a ship.

The Master is permitted to receive medical advice by radio, if necessary, at any time and in any region of the world. A list of shore-based stations, through which medical advice can be provided must be on board each vessel.

ALCOHOL AND DRUG POLICY

Sobriety is the standard of life.

Primorsk Shipping Corporation has formulated a Drug and Alcohol Policy for its employees, which places the emphasis on meeting its requirements both on-board and ashore.

All crew members, as well as employees on the Corporation's business, are prohibited from bringing and using alcoholic beverages, nor can they appear drunk on board a vessel of the Company. Blood alcohol content exceeding 0.04% (40 mg/ 100ml), or more, indicates a state of alcoholic intoxication. Total abstinence is therefore obligatory for at least four hours before being on watch or starting any work on board.

Special attention shall be paid to the regulations of the countries the vessels call at. If stricter than the Company's rules then crew members will comply with the regulations of the visiting country.

Primorsk Shipping Corporation prohibits possessing, distributing and using any kind of drugs on board of any vessel of the Company.

Drug preparations required for specific medicinal purposes for a fixed period are to be accepted as an exception and used exactly as prescribed by a doctor as well as under the Master's supervision. Drug-containing medicine is to be kept under the Master's custody.

All crew members are tested for drugs and alcohol at least once a year while passing the annual medical examination. In this context, an additional program of unannounced testing has been introduced.

In case results exceed the permissible standards for alcohol, or are positive for controlled drug substances, actions are to be taken in accordance with the Corporation's Manual of Disciplinary Procedures and existing National legislation.

Crew members and management ashore are to be submitted to Drug and Alcohol testing.

INFORMATION TRANSPARENCY POLICY

Transparency of the Company's corporate and financial policies are deemed to be a necessary condition for its development. The Company therefore declares the following objectives:

- To attract private and corporate investment in the Corporation in furtherance of its declared priority of economic and commercial expansion;
- To apply the best endeavours of the Corporation towards understanding the aspirations of the international investment community;
- To communicate openly and constructively with investors and shareholders;

PRISCO's POLICY OF INFORMATION TRANSPARENCY and achievement of its stated goals will be based on adherence to the following practices:

1. Transparency of all decisions regarding the administration and governance of the Corporation.
2. A system of regular and comprehensive reporting of significant past and planned activities, both commercial and financial to all parties interested and involved in the continuing prosperity of the Corporation.
3. Financial reports in particular to be audited and presented in strict compliance with International Accounting Standards.
4. Improvement of corporate management.
5. Compliance with all regulatory and state authorities' requirements regarding protection of shareholders', investors' and creditors' rights.
6. Cooperation with self-regulating and public organizations related to the stock markets and financial markets.


ПМП



MARINE OPERATIONS



ANNUAL REPORT 2001

Marine Transportation

Marine transportation is the company's primary business. PRISCO entered 2001, having successfully adapted its operations to new free-market conditions and earning a reputation as a first-class carrier on the international shipping market.

During the reported year, PRISCO operated a fleet of 45 tankers and 1 dry cargo ship aggregating 823,800dwt. The company's vessels had an average age of approximately 14 years.

PRISCO traditionally operates its fleet in the following three main trades:

1. **Russian domestic or "coastal" trade (cabotage)**: Moving cargoes belonging to Russian and foreign charterers between Russian ports;
2. **Export/Import transportation trade:** Shipping Russian petroleum product and crude oil exports from Russian ports to overseas terminals / delivery of imported fuel to Russia;
3. **International cross trade:** Shipping liquid bulk cargoes between foreign ports.

Geography of PRISCO operations and classes of cargoes

Regions	Classes of cargoes
North and South America	Petroleum products and light chemicals (e.g., methyl tertiary butyl ether-MTBE, methanol, etc.)
Europe and South America	Petroleum products and light chemicals
South America	Petroleum products
Southeast Asia, India, Europe	Petroleum products, vegetable oil, molasses
Far East, Southeast Asia	Petroleum products, crude oil
Japan	Petroleum products
Sea of Okhotsk	Petroleum products, bunker
The Russian Arctic and Far East	Petroleum products

PRISCO's competitive advantages in the Far East:

- Operational and service excellence
- Highly skilled and experienced crews
- Perfect technical condition of the fleet
- Long-standing experience of operating in the region
- Good knowledge of specific market conditions in the region

The company continues to increase its cargo traffic. In 2001, total cargo volume handled by PRISCO vessels amounted to 10.4 million tons, 1.3 million tons or 14.4% more than in 2000.

Volume of cargoes shipped by PRISCO ('000 tons)

Type of trade	2000	2001	Yield (%) in comparison with 2000
Coastal trade (cabotage)	715	823	115,1%
Export/Import transportation trade	2 854	2 935	102,8%
International cross trade	5 528	6 647	120,2%
Total:	**9 097**	**10 405**	**114,4%**

Dynamics of marine transportation in 1996-2001 (in thousands of tons)


'000 tons
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
1995
1996
1997
1998
1999
2000
2001
5809
3257
1650
902
6698
4564
1610
524
7250
5117
1630
503
8076
5507
2260
309
8430
5312
2514
604
9097
5529
2854
715
10405
6647
2935
823
- cabotage
- export/import
- international
- total

1. Coastal trade (cabotage)

In 2001, total cargo volume handled by PRISCO vessels in coastal trade between Russian ports amounted to 823 thousand tons, 108 thousand tons more than in 2000.

Cabotage services were provided primarily by tankers of the Partizansk and Samotlor series. Cargo traffic between Russian Far East (RFE) ports became more brisk as Russian fuel became considerably cheaper in comparison with imported fuel. For instance, Magadan and Petropavlovsk routes saw a 1.5 times growth of cargo traffic, totaling 290,000 tons, a 47% increase compared to 2000. As a result, the total cargo volume moved by PRISCO in coastal trade in 2001 increased by 15.2% compared to the previous year.

As the Russian economy picks up, we expect further growth in our cabotage operations. To capitalize on the growing potential in this market sector, PRISCO intends to consolidate its competitive advantage of a large fleet of ice-class tankers designed for navigation under rigorous climatic conditions of the region.

2. Export / Import transportation trade

PRISCO vessels are primarily engaged in transportation of crude oil and petroleum products for export from ports of the Russian Far East. In 2001, export/import cargo volume handled by the company totalled 2,935 thousand tons, 81,000 tons more than in the previous year.

In 2001, PRISCO tankers participated in transportation of crude oil from Sakhalin. 1,114,700 tons of crude oil were shipped in 11 voyages accomplished by the tanker Primorye from the Vityaz terminal, 781,000 tons more than in previous year. 735,400 tons of crude oil were shipped from De-Kastri port by Asia and Samotlor series tankers. PRISCO vessels also performed 2 voyages and shipped 31,200 tons of crude oil from the Okruzhnoye port-terminal in Sakhalin. Within the separate Sakhalin-II project, 1.78 million tons of crude oil were produced, most of which (68% = 1.1 million. tons) was shipped by our Aframax tanker – Primorye. During the reported period, PRISCO's share of crude oil transportation from Sakhalin increased by 130%compared to 2000, when the company moved only 334,000 tons of crude oil out of their total output of 1.67 million tons.

In 2001, PRISCO transported 1.9 million tons of crude oil from Sakhalin, against 1.1 million tons transported in 2000. The share of crude oil from Sakhalin in the total cargo volume transported by PRISCO during the reported period accounted for 18%. Trade from Sakhalin is considered to be of primary importance for the company as it can provide a long-term and stable trading base for the company's activities.

3. International cross trade

The bulk of the PRISCO fleet is involved in moving cargoes between foreign ports. The vessels are engaged in the transportation of petroleum products within Southeast Asia, Europe, India, China, Africa, Australia, USA and South America and are employed under long-term charter contracts. To have the Fleet operating under such long-term charter contracts ensures a stable and predictable income. The total volume of cargoes shipped in international cross trade in 2001 rose to 6,647,000 tons, 20.2% more than in the previous year. For the future, PRISCO's chartering policy will be focused on entering into direct charter agreements with major oil companies. The company is planning to build new vessels and upgrade its existing fleet in support of such kind of employment.

In 2001, revenues derived from marine transportation grew by US$ 8.8 million, to a total of US$145 million.







ANNUAL REPORT


PRIMORYE

THE FLEET 2001

PRISCO Fleet

As of the end of 2001, the company operated a fleet of 45 oil and chemical tankers and 1 dry cargo ship. The fleet has been built in the world's finest shipyards.

Fleet listing

- Partizansk series tankers, 3,086dwt, UL ice-class - 9 vessels;
- Ventspils series tankers, 6,2337dwt UL ice-class - 5 vessels;
- Samotlor series tankers, 17,725dwt UL ice-class - 12 vessels;
- Tanker J.Broz-Tito, 17,639dwt L2 ice-class - 1 vessel;
- Academician Vekua series tankers, 17,400dwt L2 ice-class - 4 vessels;
- Gemini series tankers, 28,840 DWT/32,396dwt L3 ice-class - 2/2 vessels;
- IMO-III class, Moscalvo series chemical tankers, 46,269dwt (Multiple Load Line), L3 ice-class - 3 vessels;
- Tanker Auriga, 28,280dwt L3 ice-class - 1 vessel;
- Tanker Asia, 40,474dwt - 1 vessel;
- Amursk series tankers, 4,990dwt L3 ice-class - 2 vessels;
- IMO-III class, chemical tanker Victor Dubrovsky, 8,055dwt L4 ice-class - 1 vessel;
- IMO-III class, chemical tanker Abakan, 4,999dwt L3 ice-class - 1 vessel;
- Tanker Primorye, 105,177dwt (Multiple Load Line), 1C ice-class - 1 vessel;
- Multi-purpose dry cargo ship Forest-1, TEU 96, 3,087dwt (2 cargo compartments) - 1 vessel.

As of January 1, 2002, the fleet's deadweight totaled 823,805 tons with an average age of approximately 14 years.

In 1997, the company and its tanker fleet were certified by the Russian Maritime Register of Shipping and Det Norske Veritas to be in compliance with the requirements of the International Safety Management (ISM) Code. All PRISCO tankers have obtained their relevant certificates.

The PRISCO fleet of 46 ships is comprised of 16 Russian-flagged tankers and 30 vessels, Cyprus and Singapore-flagged, belonging to their offshore subsidiaries. The fleet is operated from PRISCO headquarters located in the city of Nakhodka, Primorsk region (The Russian Far East) and PRISCO (Singapore), Pte. Ltd.

PRISCO vessels are well equipped to carry a broad range of liquid bulk cargoes which consist primarily of crude oil, petroleum products, food vegetable oil, animal fat, molasses, light chemicals, methanol, etc.

26 of our tankers incorporate ice-resistant hull reinforcement and can sail year round in polar latitudes, in icy conditions and freezing seas.

Three tankers of the Moscalvo series are trading in the TPP pool along with Torm (Denmark), PCL (Singapore) and Sanmar Shipping (India). The Aframax Primorye also participates in a LR 2 international pool consisting of Torm (Denmark), A.P. Moller (Denmark), Reederei "Nord" Klaus E.Oldendorff Ltd.» (Cyprus) and the Primorsk Shipping Corporation.

PRISCO fleet in the period 1996-2001

Number of vessels / dwt	1996	1997	1998	1999	2000	2001
Beginning of the year	43 564,1	45 596,6	41 561,9	45 705,1	45 707,167	46 820,2
The year end	45 596,6	41 561,9	45 705,1	45 707,167	46 820,2	46 823,813

Growth of the total deadweight tonnage of PRISCO fleet in 1993-2001



dwt PRISCO
dwt
900000
800000
700000
600000
500000
400000
300000
200000
100000
0
434450
434450
501366
564091
596571
561909
705133
707167
820248
823813
01.01.93
01.01.94
01.01.95
01.01.96
01.01.97
01.01.98
01.01.99
01.01.00
01.01.01
01.01.02

FLEET RENEWAL PROGRAM

In recent years, the Primorsk Shipping Corporation has implemented an intensive program of modernization and renewal of its fleet, resulting in considerable growth deadweight tonnage of the fleet.

During the period under review, the company also took measures to increase the deadweight of some of its existing vessels. With the reduction of freeboards of tankers in the Partizansk series, their deadweight rose by 264 tons, to 3,086dwt. Deadweight of the tankers Capella and Virgo (Gemini series) rose by 3,556 tons, to 32,396dwt.

During the period 1994-2001, the company took delivery of 14 new vessels, totaling 413,794dwt. In December, 2000, the company signed a contract with the Croatian shipyard Brodosplit for building two tankers of 108,000dwt each, to be delivered in 2003-2004.

Similar to the Aframax tanker Primorye, delivered in July, 2000, the two additional Aframaxes are being built in accordance with the most advanced design standards. When these vessels commence operation, the aggregate deadweight tonnage of the PRISCO fleet will exceed 1 million dwt.

This demonstrates the principal concept of the company's chartering policy to build a new fleet for specific long-term charters, being implemented in practice.

FINANCIAL STATEMENTS


ПОБЕДИТЕЛЬ КОНКУРСА
"ЛУЧШИЕ РОССИЙСКИЕ ПРЕДПРИЯТИЯ'99"
Компания
ПРИМОРСКОЕ МОРСКОЕ ПАРОХОДСТВО
признана лучшей в категории
"Наиболее эффективная рыночная стратегия"
B C G
г. Находка
обыкновенных именных
"ПРИМОРСКОЕ МОРСКОЕ ПАРОХО
ANNUAL REPORT 2001

Consolidated Financial Statement

(according to the data presented in auditor's consolidated report, in thousands of U.S. dollars)

	1997	1998	1999	2000	2001
Fixed assets	**472,247**	**451,404**	**440,449**	**452,292**	**417,922**
including: The fleet at year end	379,436	418,250	390,080	419,471	374,424
Working assets	38,800	30,704	21,783	30,827	38,588
Short-term liabilities	26,666	31,544	32,277	35,803	32,784
Sources of funds					
Ownership capital	344,514	260,728	255,058	271,797	260,739
Long-term liabilities	144,870	193,409	188,884	187,626	176,995
Total revenues	**117,639**	**103,674**	**119,728**	**139,715**	**148,194**
including: Income from vessel operations	113,521	100,283	116,475	136,511	145,729
Expenses associated with vessel operations	74,186	73,479	80,546	84,649	77,729
Earnings from core business operations before taxes, depreciation and amortization, revaluation reserve and write-off of assets	23,083	8,500	17,148	30,894	41,661
CASH FLOW					
Net cash flow from:					
Core business operations	30,368	16,592	35,487	52,336	59,534
Investment activities	(50,553)	(65,856)	(26,060)	(28,200)	(21,522)
Financial activities	38,374	42,487	(19,748)	(16,660)	(34,935)
Net cash at year end	28,225	21,448	11,127	18,603	21,680
Cash spent on purchase/building of vessels	62,291	63,620	14,892	22,269	6,585

Joint Stock Capital

Issuance of stock and paid-up capital amendments

At present, PRISCO's paid-up capital amounts to Roubles. 553,050,000 and is divided into 22,122,000 shares of par Roubles 25 each.

Settlement	Date	Shares	Par value (Rbls.)	Paid-up capital (Rbls.)
First issuance of stock (privatization)	Oct.5, 1992	2,212,200	100	221,220,000
Stock split	July 30, 1994	11,061,000	20	221,220,000
Second issuance of stock	Mar.7, 1995	22,122,000	20	442,440,000
Par value revaluation	Dec.31, 1996	22,122,000	25,000	553,050,000,000
Par value denomination adjustment	Nov.30, 1998	22,122,000	25	553,050,000

Dividend disbursment history

Fiscal year	1993	1994	1995	1996	1997	1998	1999	2000
Dividends payout per share (in Rbls.)	400	120	218	250	290	0.46	0.50	0.75
Total dividend payout in Rbls.	628,264,800	1,327,320,000	4,822,596,000	5,530,500,000	6,415,380,000	10,176,120	11,061,000	16,591,500
(in US Dollars *)	[304,983]	[299,824]	[936,245]	[955,676]	[986,982]	[415,352]	[398,595]	[565,877]

*) At the exchange rate of the Central Bank of the Russian Federation as of the date of payout

Registrar

The records of PRISCO stock transfers are kept by the Far Eastern Specialized Registrar. The latter is responsible for servicing the company's shareholders on all matters related to the registration of share ownership, the provision of relevant certificates on their request, to pay out dividends to individual shareholders, and the introduction of amendments into shareholder's files.

Dynamics of PRISCO stock quotation


USD
0,8
0,7
0,6
0,5
0,4
0,3
0,2
0,1
0
RTS Index value
quated price of PRISCO stock
300
25
20
15
10
5
0
Russian Trading System (RTS) Index
03.01.2001
03.02.2001
03.03.2001
03.04.2001
03.05.2001
03.06.2001
03.07.2001
03.08.2001
03.09.2001
03.10.2001
03.11.2001
03.12.2001

Liquidity

With a goal to maintain PRISCO's reputation as an attractive investment target, its management has implemented a policy of information transparency and shareholders, investors and other interested parties are regularly updated about the company's activities.

PRISCO has signed agreements on exchanging information with the Russian Trading System (RTS) and Moscow Interbanking Currency Exchange (MICE), where the company's stock is traded.

In 2001, the market value of PRISCO stock grew fourfold.

Report of the Auditors to the Members of Primorsk Shipping Corporation A/O

We have audited the accompanying balance sheet of Primorsk Shipping Corporation A/O and its subsidiaries as of 31 December 2001 and related statements of income, changes in shareholders' equity and cash flows to year end 2001. These financial statements are based on information provided by the Corporation's management. Our responsibility is to express an opinion based on these financial statements and on our audit.

We have conducted our audit in accordance with the International Standards on Auditing. These Standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free of any material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2001 and the results of its operations and its cash flows for the year then ended, in accordance with International Accounting Standards.

Moore Stephens

St. Paul's House,
London, EC4P 4BN

MOORE STEPHENS
Chartered Accountants

April 23, 2002

Consolidated Balance Sheet

- 31 December 2001 (Expressed in USD '000s)

	Note	2001		2000	
Fixed Assets					
Fleet	3		374,424		419,471
Other fixed assets	4		17,760		18,111
Intangible fixed assets	5		-		728
Assets under construction	6		9,346		153
Deferred dry-docking expenses	7		16,392		13,829
			417,922		**452,292**
Investments	8		14,392		13,503
Current Assets					
Inventories	9	3,545		2,928	
Accounts receivable	10	13,363		9,296	
Bank and cash balances	11	21,680		18,603	
		38,588		**30,827**	
Less: Current Liabilities					
Accounts payable	12	32,784		35,803	
Net Current Assets/(Liabilities)			5,804		(4,976)
Deferred Taxation	18		(218)		(1,232)
			437,900		**459,587**
Financed by: -					
Share capital	14		132,412		132,412
Share premium account	14		7,149		7,149
Retained earnings			84,854		77,872
Revaluation reserve	15		34,848		52,874
Other reserves	15		1,476		1,490
			260,739		**271,797**
Minority interests	16		166		164
Long term loans and other obligations	12		176,995		187,626
			437,900		**459,587**

Primorsk Shipping Corporation A/O and its subsidiaries

Consolidated Income Statement

For the year ended 31 December 2001 (Expressed in USD '000s)

	Note	2001	2001	2000	2000
Income					
Profit on vessels' trading					
Hire and freight income		145,729		136,511	
Voyage and running costs		(77,729)		(84,649)	
			68,000		51,862
Profit on ancillary operations			695		595
Investment and other income			1,770		2,609
			70,465		**55,066**
Expenses					
			7,207		5,673
Administrative expenses	18		450		1,382
Asset and turnover taxes	17		19,562		16,451
Finance charges			1,090		320
Provision for bad and doubtful debts					
Minority interests	16		2		12
			28,311		23,838
Exchange differences			493		334
			28,804		**24,172**
			41,661		30,894
Operating Profit before Depreciation, Provision for Diminution and Disposals of Fixed Assets					
Depreciation					
Fleet	3	30,616		28,925	
Other fixed assets	4	1,516		1,546	
			(32,132)		(30,471)
Profit before Provision for Diminution and Disposals of Fixed Assets			9,529		423
Provision for Diminution					
Fleet	3		(5,349)		10,170
Investments	8		(2,612)		(1,000)
Other fixed assets			-		(50)
Loss on Disposal of Fixed Assets			(27)		(79)
Profit before Taxation			1,541		9,464
Taxation	18		(486)		(2,680)
Profit for the year			**1,055**		**6,784**

Consolidated Cash Flow Statement

For the year ended 31 December 2001 (Expressed in USD '000s)

	Note	2001		2000	
Cash Flow from Operating Activities					
Hire and freight received		65,190		56,521	
Other receipts		3,424		1,563	
Other payments		(7,725)		(4,405)	
Cash generated from operations		60,889		53,679	
Taxation paid		(1,355)		(1,343)	
Net cash from operating activities	23		59,534		52,336
Cash Flow from Investing Activities					
Expenditure on other fixed assets		(1,445)		(967)	
Expenditure on dry-docking		(8,318)		(6,367)	
Proceeds on disposal of other fixed assets and investments		1,021		208	
Assets under construction – vessels		(8,968)		(23,319)	
Investments acquired		(4,741)		(364)	
Interest received and investment income		929		2,609	
Net cash used in investing activities			(21,522)		(28,200)
Carried forward			38,012	24,136	

Primorsk Shipping Corporation A/O and its subsidiaries

Consolidated Cash Flow Statement

For the year ended 31 December 2001 (Expressed in USD '000s)

	Note	2001		2000	
Brought forward			38,012		24,136
Cash Flow from Financing Activities					
Loan repayments		(165,551)		20,332	
Dividends paid		(560)		(553)	
Finance charges		(18,835)		(16,605)	
Loans drawn down		139,800		20,538	
Proceeds from sale of treasury shares		1,500		292	
Proceeds from sale and lease back		8,750		-	
Finance lease repayment		(39)		-	
Net cash used in financing activities			(34,935)		(16,660)
Net Increase in Cash and Cash Equivalents			3,077		7,476
Cash and Cash Equivalents at the beginning of the Year			18,603		11,127
Cash and Cash Equivalents at the end of the Year			21,680		18,603

The main transportation routes of PRISCO's vessels


HOTEL RESTAURANT
RENT
PCB
PRISCO
CAPITAL BANK
лучших
СТО
России
товаров

OTHER BUSINESSES 2001

Other Business Activities

The Corporation invests in the establishment and development of other non-shipping enterprises.



PRISCO Group of Companies
Subsidiaries
The Primorsk Shipping Corporation
Marine transportation of liquid bulk cargoes
Medical center
Health care services
Agency department
Transport agency services
AVTO PMP
Motor transport services
Fleet servicing depot
Repair and servicing of vessels
"Prisco Print" printing-house
Printing services
PRISCO FOREST
Woodworking
PRISCO-ECOFIL
Manufacturing of engine filters
VYOSHKI
Production of wooden items
RENT hotel complex
Hospitality business
Educational-training center
Refresher courses foremployees of PRISCO and other organizations
NAKHODKA-MORSNAB
Trading and sourcing
Joint venture RIOLIT
Mining and processing of marble and granite
ZASCHITA-NAKHODKA
Insurance business
PRISCO Capital Bank
Banking
REMSTROY PMP
Renovation and construction services

PRISCO

Other Business Activities

Top Management Contact Numbers

General Director	(4236)	694505
Assistant of General Director / Secretary of the Management Board		694605
Senior Deputy General Director / Director of the Fleet Department		694601
Director of the Fleet Maintenance Department		694510
Director of the Safety & Quality Department		694610
Director of the Finance Department		694504
Director of the Economics & Development Department		694507
Director of the Human Resources Department		694613
Director of the Administrative Department		694524
Director of the Social & Life Department		694511
Director of PRISCO (Singapore) Pte. Ltd.	(+65)	63336455
Director of Branch Office of PRISCO (Singapore) Pte. Ltd.		694673
(Nakhodka)	(4236)	642413
Director of PRISCO (U.K.), Ltd. (London)	(+44(207)	8372141
Director of Moscow Representative Office	(095)	2001107
Director of Vladivostok Representative Office	(4232)	266550
Director of Yuzhno-Sakhalinsk Representative Office	(4242)	727340
General Director of JSC PRISCO Forest	(4236)	649759
General Director of JSC Vyoshki	(095)	9080401
General Director of JSC PRISCO Ecofil	(4236)	694571
General Director of JSC Nakhodka-Morsnab		643959
General Director of Avto PMP Co.		646240
General Director of Remstroy PMP Co.		646707
General Director of JSC Zashchita-Nakhodka		56038
Manager of JSC PRISCO Capital Bank	(095)	2547441
Director of Branch Office of JSC PRISCO Capital Bank	(42366)	56368
General Director of JV Riolit (Dalnegorsk)	(42273)	92807

Addresses of PRISCO Offices and Subsidiaries

PRISCO HEAD OFFICE
Administrativny Gorodok, Nakhodka-4, Primorsky Krai, 692900, Russia
tel.: +7(4236) 694505, 644429
fax: +7(4236) 694575
telex: 353812 PRISC RU; 353746 PRISC RU
e-mail: psc@prisco.ru; Internet: http:// www.prisco.ru

Office of PRISCO subsidiary "PRISCO (Singapore) Pte.Ltd." (Singapore)
8 Temasek Boulevard # 24-03, Suntec Tower Three, 038988, Singapore
fax: +(65) 3336024; 3336025
telex: R S 26883 SINCH
e-mail: director@sinchart.com.sg

Branch office of PRISCO subsidiary "PRISCO (Singapore) Pte.Ltd." (Nakhodka)
Administrativny Gorodok, Nakhodka-4, Primorsky Krai, 692900, Russia
tel.: +7(4236) 694673, 642413 fax: +7(4236) 694674
telex: 353812 PRISC RU

Office of PRISCO subsidiary "PRISCO (U.K.) Ltd." (London)
Unit 3, Angel Gate, 326A, City Road, London EC1V 2PT
tel.: + 44(207) 8372141 fax: + 44(207) 2781519
telex: 922080 PRISCO G
e-mail: director@prisco.co.uk

Moscow Representative Office
Apt. 27, 20/1, ul.Petrovka, Moscow,103051, Russia
tel.: (095) 2001107, 926-1013
fax: (095) 2006593
e-mail: priscoMSK@prisco.ru

Vladivostok Representative Office
19, ul.Soyuznaya, Vladivostok, 690078, Russia
tel.: (4232) 256550; 423697 fax: (4232) 256809
e-mail: priscoVLD@prisco.ru

Sakhalin Representative Office
32, Kommunistichesky prospect, Yuzhno-Sakhalinsk, 680000, Russia
tel.: (4242) 727340
e-mail: priscoSHL@prisco.ru
telex: 353812 PRISC RU

JSC Nakhodka Morsnab
Administrativny Gorodok, Nakhodka-4, Primorsky Krai, 692900, Russia
tel.: (4236) 643959 fax: (4236) 646780
telex: 353812 PRISC RU

JV Riolit
89, Prospect 50 Let Oktyabrya, Dalnegorsk, Primorsky Krai, 692430, Russia
tel.: (273) 92807, 95365 fax: (273) 92704

PRISCO Ecofil Co.Ltd.
Administrativny Gorodok, Nakhodka-4, Primorsky Krai, 692900, Russia
tel.: +7(4236) 644-434, +7(4236) 694-571
fax: +7(4236) 694-571
telex: 353812 PRISC RU; 353746 PRISC RU

JSC Vyoshki
24, Vyoshki settlement, 141061, Russia
tel.: (095) 9080401
fax: (095) 4099179

JSC Remstroy PMP
22, ul.Shosseynaya, Nakhodka, Primorsky Krai, 692900, Russia
tel./fax.: (4236) 646707
telex: 353812 PRISC RU

JSC Avto PMP
1A, pereulok Beregovoy, Nakhodka, Primorsky Krai, 692900, Russia
tel.: (4236) 646240, 646467
telex: 353812 PRISC RU; 353746 PRISC RU

JSC Zashchita-Nakhodka
68, ul.Koltsevaya, Primorsky Krai, 692900, Russia
tel.: (42366) 56038, 59121, 56418
fax: (42366) 55395
e-mail: mel@online.nakhodka.ru

PRISCO Forest
1, ul. Priozernaya, P.O.B. # 23, Nakhodka-6, Primorsky Kray, 692900, Russia
tel.: (4236) 649759 fax: (4236) 644379

JSB PRISCO CAPITAL BANK
56, building 3, ul. Bolshaya Gruzinskaya, Moscow, 103051, Russia
tel.: (095) 2547441, 2547408, tel./fax: 2548181
e-mail: abisalova@priscocb.com

JSB PRISCO CAPITAL BANK, Branch Office
6, ul. Pogranichnaya, Nakhodka, Primorsky Krai, 692900, Russia
tel.: (42366) 56368
tel./fax: (4236) 644285
e-mail: priscofl1@nht.ru

PRIMORSK SHIPPING CORPORATION

ANNUAL REPORT

2001
NAKHODKA

Print office "Prisco Print"
Nakhodka, tel.: +7(4236) 69-46-80, 69-45-65
E-mail: priscoprint@prisco.ru
http://www.prisco.ru/priscoprint/
Photo by Y.Tropin. Design by T.Ryashentseva.

